Exhibit 99.91

Canopy Rivers closes oversubscribed $26 million financing via private placement

SMITHS FALLS, ON and TORONTO, Jan. 10, 2018 /CNW/—Canopy Growth Corporation (“Canopy Growth”) (TSX:WEED) is pleased to announce that its partly owned subsidiary, Canopy Rivers Corporation (“Canopy Rivers”) has closed a non-brokered private placement offering of 23,636,363 Class B common shares (the “Shares”) at a price of $1.10 per Share. Pursuant to the offering, Canopy Rivers raised aggregate gross proceeds of approximately $26 million. Canopy Growth subscribed for 4,673,938 Shares for $5,141,331.80.

“Canopy Rivers has efficiently allocated the initial capital and quickly established an attractive portfolio of diversified investments including licensed producers, late stage applicants, ancillary product developers, and industry leading brands,” says Bruce Linton, CEO of Canopy Growth & Chairman of Canopy Rivers.

Founded in April 2017, Canopy Rivers was formed to complete streaming deals to flow product through Canopy Growth’s platform and diversify supply channels to satisfy the needs of Canada’s largest group of cannabis customers. As the Canopy Rivers leadership team evaluated the landscape and identified additional deal potential, a more robust business model matured to complement streaming activities. Today, Canopy Rivers has a portfolio of diversified investments and represents a balanced mix of equity, debt, royalty and profit sharing investment structures.

“Our team has curated a tier one group of complimentary but unique investee companies in a short period of time,” said Sean McNulty, Co-founder of Canopy Rivers. “We have pioneered a series of offtake and strategic support programs and efficiently leveraged the resources of Canopy Growth’s cannabis production and distribution platform in a way that creates long term value for our investors.”

Canopy Growth controls the majority voting rights in Canopy Rivers and holds an approximate 30% equity stake on a non-diluted basis. The balance of Canopy Rivers shares are held by strategic partners and private investors, including members of both Canopy Growth and Canopy Rivers who participated in this funding round.

“The cannabis investment landscape continues to become more crowded and difficult for investors to track, evaluate, and differentiate. Canopy Rivers offers its investors financial exposure to a funnel of domestic and international opportunities, with both private and public companies, in risk-mitigated structures that are typically not prevalent in conventional financial markets. This funnel is filtered, evaluated, and scrutinized by a team of financial and legal professionals, and ultimately vetted by the largest and most sophisticated cannabis company in the world. We are in the infancy of this globally emerging industry and our pipeline of opportunities has never been more robust,” says Peter Hatziioannou, Co-founder of Canopy Rivers.

Proceeds of the private placement will be used to provide growth capital in various forms, including but not limited to, the purchase of a right to cannabis production, royalty transactions and other strategic investments in or providing financing for companies either licensed to produce cannabis or companies that have applied, or are in the process of applying, for a license to produce cannabis as well as for working capital and general corporate purposes. Rivers is committed to exclusively investing and supporting firms operating in federally legal jurisdictions.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth.

About Canopy Rivers

Canopy Rivers is a diversified investment platform designed to maximize shareholder value. Through a strategic alliance with Canopy Growth and the sector’s leading investment strategists, Canopy Rivers adds value to the businesses it selects as investments. Learn more by visiting www.canopyrivers.com

Notice Regarding Forward Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth, its subsidiaries or Canopy Rivers to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include the pipeline of domestic and international investment opportunities, the creation of long-term value for investors, the use of proceeds of the offering and the timing of a potential go public transaction for Canopy Rivers. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with: anticipated business strategies and trends in the business or the cannabis industry that could cause actual results or events to differ materially from those expressed or implied by the forward-looking information; risks related to the regulatory and legal framework of cannabis production, cultivation and sale in Canada and abroad; absence of control over the operations of the investment partners and having to rely on the accuracy of the public disclosure and other information received from the owners and operators of the investment partners as the basis for its analyses, forecasts and assessments relating to its own business; the satisfaction of each party’s obligations in accordance with the terms of investment agreements; fluctuations in the price of cannabis products; the Company’s relationship with Canopy Rivers; general business, economic and competitive uncertainties; market risks; and other risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release is made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/January2018/10/c8176.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 08:43e 10-JAN-18